UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Mallinckrodt plc

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

G5890A102

(CUSIP Number)

James Kasmarcik

Silver Point Capital, L.P.

2 Greenwich Plaza, Suite 1

Greenwich, CT 06830

203-542-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G5890A102

(1)	Names of reporting persons Silver Point Capital, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power* -0-
	(8)	Shared voting power* 1,215,673
	(9)	Sole dispositive power* -0-
	(10)	Shared dispositive power* 1,215,673

(11)	Aggregate amount beneficially owned by each reporting person* 1,215,673
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11)* 6.1%
(14)	Type of reporting person (see instructions) IA, PN

*	See Item 5.

(1)

As reported in the Company’s Form 8-K filed with the Securities and Exchange Commission on November 15, 2023, as of November 14, 2023, there were 19,696,335 shares of the Issuer’s common stock issued and outstanding.

CUSIP No. G5890A102

(1)	Names of reporting persons Edward A. Mulé
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power* -0-
	(8)	Shared voting power* 1,215,673
	(9)	Sole dispositive power* -0-
	(10)	Shared dispositive power* 1,215,673

(11)	Aggregate amount beneficially owned by each reporting person* 1,215,673
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11)* 6.1%
(14)	Type of reporting person (see instructions) IN

CUSIP No. G5890A102

(1)	Names of reporting persons Robert O’Shea
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power* -0-
	(8)	Shared voting power* 1,215,673
	(9)	Sole dispositive power* -0-
	(10)	Shared dispositive power* 1,215,673

(11)	Aggregate amount beneficially owned by each reporting person* 1,215,673
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11)* 6.1%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, $0.01 par value, (the “Common Stock”) of Mallinckrodt plc (the “Issuer”). The address of the principal executive offices of the Issuer is College Business & Technology Park, Cruiserath, Blanchardstown, Dublin 15, Ireland.

Item 2. Identity and Background.

(a) This Schedule 13D is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership (“Silver Point”), Mr. Edward A. Mulé and Mr. Robert J. O’Shea with respect to the ownership of Common Stock by Silver Point Capital Fund, L.P., Silver Point Capital Offshore Master Fund, L.P., Silver Point Distressed Opportunity Institutional Partners, L.P., Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P., Silver Point Distressed Opportunities Fund, L.P., Silver Point Distressed Opportunities Offshore Master Fund, L.P., Silver Point Distressed Opportunity Institutional Partners II, L.P. and Silver Point Distressed Opportunity Institutional Partners II (Offshore), L.P. Silver Point, Mr. Mulé and Mr. O’Shea are collectively referred to herein as the “Reporting Persons.”

The funds listed above (collectively, the “Funds”) are managed by Silver Point or its wholly owned subsidiaries. Silver Point Capital Management, LLC (“Management”) is the general partner of Silver Point and as a result may be deemed to be the beneficial owner of the securities held by the Funds. Each of Mr. Edward A. Mulé and Mr. Robert J. O’Shea is a member of Management and has voting and investment power with respect to the securities held by the Funds and may be deemed to be a beneficial owner of the securities held by the Funds.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of November 24, 2023, a copy of which is attached hereto as Exhibit 1.

(b) The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, Suite 1, Greenwich, CT 06830.

(c) The principal business of Silver Point is serving as the investment manager of the Funds. The principal business of Mr. Edward A. Mulé and Mr. Robert J. O’Shea is serving as sole members and sole managing members of Management and engaging in certain other investment related activities.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Silver Point is a limited partnership organized under the laws of the State of Delaware. Mr. Mulé and Mr. O’Shea are each a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3, as applicable.

Item 4. Purpose of Transaction.

The common stock reported in this Schedule 13D was acquired by the Funds in connection with the emergence from bankruptcy proceedings of the Issuer and certain of its subsidiaries (together, the “Debtors”) in exchange for cash and claims, as described below.

On August 28, 2023, the Issuer and certain of its subsidiaries (collectively, the “Debtors”) voluntarily initiated proceedings (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) with a prepackaged chapter 11 plan. On November 14, 2023 (the “Effective Date”), the Debtors emerged from the Chapter 11 Cases and the Issuer emerged from the Irish examinership proceedings.

On the Effective Date, all of the existing ordinary shares of the Issuer (including those shares beneficially owned by the Reporting Persons) and all rights attaching or relating thereto were cancelled and such equity interests were deemed to have no further force or effect. Additionally, on the Effective Date, shares of Common Stock were issued by the Issuer to holders of certain of its first lien debt and second lien debt, including the Reporting Persons. As a result, the Reporting Persons received an aggregate of 1,215,673 shares of Common Stock.

On the Effective Date, the Issuer adopted new articles of association (the “New Articles of Association”). Among other things, the New Articles of Association provides that an ad hoc crossover group steering committee (the “Ad Hoc Crossover Group Steering Committee”), of which the Reporting Persons are a part, has the right to designate one director of the Company so long as such Ad Hoc Crossover Group Steering Committee holds a certain minimum percentage of the nominal value of the issued ordinary shares of the Issuer and up to four (4) members out of up to ten (10) members of a nominating and selection committee, which committee may designate up to four (4) directors who qualify as “independent directors” under the listing requirements of the New York Stock Exchange, as set out in the New Articles of Association. In addition, under the New Articles of Association, the Reporting Persons currently have the right to designate a director of the Company. On the Effective Date, the following individuals were appointed directors of the Issuer: David Stetson and Jon Zinman. Mr. Zinman is a Managing Director on the Restructuring Team at Silver Point.

Additionally, on the Effective Date, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Reporting Persons and other certain owners of Common Stock (any owner of Common Stock, a “Company Shareholder”). Pursuant to the terms of the Registration Rights Agreement, following an initial public offering, any Company Shareholder that owns 1% or more of the Common Stock (calculated in accordance with the Registration Rights Agreement) shall have various rights including customary “piggyback” registration rights. In addition, 180 days following an initial public offering, any Company Shareholder owning at least 15% of the Common Stock (calculated in accordance with the Registration Rights Agreement) shall have the right to initiate up to three (3) demand registrations each, subject to customary exceptions. The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 3 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons currently beneficially own 1,215,673 shares of Common Stock.

As reported in the Company’s Current Report on Form 8-K filed with the SEC on November 15, 2023, as of the Effective Date, there were 19,696,335 shares of Common Stock issued and outstanding.

(b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) Other than as disclosed in Item 4, the Reporting Persons have not effected transactions in the Common Stock during the past sixty days.

(d) Other than as disclosed in Item 4, no person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock held by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The responses to Items 2, 3, 4 and 5 of this Schedule 13D are incorporated into this Item 6 by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any third person with respect to the common stock.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, dated as of November 24, 2023, by and among the Reporting Persons

2	Power of Attorney of Robert O’Shea (incorporated here by reference to Exhibit C to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O’Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

3	Registration Rights Agreement, dated November 14, 2023 (incorporated by reference to Exhibit 10.2 attached to the Issuer’s Current Report on Form 8-K filed with the SEC on November 14, 2023).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2023

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Robert J. O’Shea

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact